Exhibit 99.1

Dejour Forecasts 40% Pre-tax IRR at Gibson Gulch

Liquids and Condensate Values Support Over 45% of the Projected
Phase One Revenue Stream

Denver, Colorado, October 25, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) announces today it has commenced development at its gas, gas liquids and condensate Gibson Gulch Project in Western Colorado with pre-drilling construction and procurement activities.  Phase 1 development of its 72% owned 2200 acre lease position consists of the drilling and completion of 24 wells over two years. Initial drilling is scheduled for the first quarter of 2012 following construction of pads and roads this November.  Dejour's land position could eventually support 220 wells (10 acre well spacing units) in the current Williams Fork production zone.

At current natural gas prices, Phase One project economics show that natural gas liquids (NGL's) and condensate support over 45% of the estimated $145 mm gross revenue stream net to Dejour. It also supports an estimated internal rate of return of at least 40% per annum, pre-tax, with tax pools in place to mitigate taxes through most, if not all, of this stage of development. The magnitude of the NGL revenue assumed in Dejour's economics has recently been substantiated by operator's data from nearby leases and through contract discussions with gas processors in the Piceance Basin.

As Dejour moves through this first phase of development of the Williams Fork formation, a plan for testing and developing the underlying Mancos Shale gas is now being evaluated.  It is believed that William's Co. (NYSE: WMB) has recently completed a Mancos gas well test to the southeast of Dejour lands. The completion of the William’s well to the southeast, coupled with an ongoing Mancos development to the northwest by privately held Antero Resources, further suggests that this deeper gas-bearing zone holds significant additional resource potential for Dejour.

"While we continue to work with a limited number of selected companies to finalize an attractive development funding package, internal funds are being utilized to proceed with the build out of necessary infrastructure including roads, drill pads, water and power facilities," states Harrison Blacker, COO. "After two years of detailed preparation, it is very rewarding for Dejour and its partners to begin developing the Gibson Gulch resource, creating significant value for all our stakeholders, “concludes Blacker.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: investor@dejour.com
Email: callison@dejour.com

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